UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 7, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the

first quarter ended on March 31, 2021 (“1Q2021”)(1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. We are one of the main natural gas processors. In addition, our infrastructure investments in Vaca Muerta formation is a milestone with the aim of becoming one of the main Midstreamers at Vaca Muerta.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family) and PCT L.L.C. hold the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of March 31, 2021

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, May 7, 2021

During the 1Q2021, total comprehensive income amounted to Ps. 3,909 million, or Ps. 5.19 per share (Ps. 25.97 per ADS), compared to total comprehensive income of Ps. 4,873 million, or Ps. 6.28 per share (Ps. 31.43 per ADS) for the same period in 2020 (1Q2020).

Operating profit for 1Q2021 amounted to Ps. 8,597 million, an increase of Ps. 1,345 million compared to 1Q2020. This variation was mainly due to:

➢Lower revenues from the Natural Gas Transportation segment of Ps. 2,396 million due to lack of tariffs adjustment since April 2019.

➢Higher revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) and Other Services segments amounted to Ps. 1,469 million and Ps. 233 million, respectively.

➢Operating costs and administrative and commercialization expenses, excluding depreciation, decreased by Ps. 2,032 million compared to 1Q2020.

➢Depreciation increased by Ps. 99 million.

Financial results recorded a negative variation of Ps. 1,267 million.

The income tax expense recorded an increase of Ps. 1,041 million.

(1)The financial information presented in this press release is based on consolidated interim financial statements presented in constant Argentine pesos as of March 31, 2021 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

1Q2021 highlights and subsequent events

➢On March 16, 2021, a public hearing was held for the purpose of considering the transitional tariff regime in accordance with the provisions of Decree No. 1020/2020 (the "Decree 1020"). As anticipated, during the hearing we presented our proposal for a 58.6% tariff increase starting April 1, 2021. It has been calculated based on our financial needs to meet operating and financial costs, capital expenditures and taxes, all of which were calculated using the evolution of the inflation rate for a 12-month period since its inception.This required tariff adjustment does not contemplate any profitability but only the funds necessary to meet these obligations.

During the public hearing, tgs denied and rejected the arguments put forward by ENARGAS in its audit, and used in the Decree 1020 to convene the hearing, which considered the current natural gas transportation tariff as not fair, reasonable or transparent, and specifically questioned the updating factors used in the RTI that concluded in March 2017.

➢During the General and Extraordinary Shareholders' Meeting, on April 20, 2021, the legal reserve increase by Ps. 186 million and the constitution of a Reserve for Future Capital Expenditures, Acquisition of Treasury Shares and/or Dividends totaling Ps. 31,709 million were approved.

➢On April 30, 2021, following ENARGAS’s proposal for a Transitional Agreement, tgs rejected signing the agreement as it did not include any tariff increase. Natural Gas Transportation tariff has not been adjusted since April 2019.

COVID-19 and the measures adopted

On April 8, 2021, the Executive Branch issued Presidential Decree No. 235/2021, subsequently extended by Presidential Decree No. 241/2021, which reimposes social restrictions, including movement restrictions between 8 p.m. and 6 a.m. in areas identified as highly contagious, as well as limits on social, recreational and sporting activities. Oil and gas workers are among those considered essential and are exempt from these movement restrictions.

These measures will remain in effect until May 21, 2021, implying that we will have to readjust our operations again in order to continue providing our services and executing the essential works for the operation of the facilities.

Considering our current financial position and the measures taken previously, we estimate that we will have sufficient resources to meet our current working capital needs, finance capital expenditures and pay off short-term financial debt without incurring any additional debt.

Despite the aforementioned measures, the extent and duration of these developments remain uncertain and could impact our operating results, cash flow and financial condition, but they will depend on the severity of the health emergency and the success of the government’s measures adopted thus far as well as any future ones.

Analysis of the results

We posted total revenues of Ps. 16,670 million in 1Q2021, a Ps. 694 million decrease compared to Ps. 17,364 million in 1Q2020.

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

The breakdown of operating costs, administrative and commercialization expenses, excluding depreciation, for 1Q2021 and 1Q2020 is shown below:

Operating costs and administrative and selling expenses, excluding depreciation, decreased by approximately Ps. 2,032 million in 1Q2021 compared to 1Q2020. This variation is mainly explained by lower: (i) natural gas costs (lower prices due to the inflation restatement effect in accordance with IAS 29 - "Financial Reporting in Hyperinflationary Economies" ("IAS 29") and lower prices in US dollars, partially offset by the exchange rate increase), (ii) operating costs, (iii) lower doubtful accounts provisions, and (iv) lower taxes, fees and contributions (due to lower export taxes and turnover tax).

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 1Q2021, financial results recorded a negative variation of Ps. 1,267 million compared to 1Q2020. This variation is mainly due to: (i) the negative impact of results generated by financial assets, (ii) lower positive results from derivative financial instruments and (iii) lower gain generated by the repurchase of negotiable obligations. These effects were partially offset by the higher Gain on monetary position and the lower negative foreign exchange difference (as a consequence of the lower liability position in foreign currency during 1Q2021).

The income tax expense increased by Ps. 1,041 million mainly as a result of the increase in the taxable income for tax purposes and the nonrecognition of deferred tax assets.

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

Analysis of operating profit by business segment

Operating Profit 1Q2021 vs. 1Q2020
6000,0
5000,0
4000,0
3000,0
2000,0
1000,0
-
Million of Argentine Pesos
Natural Gas Transportation
Liquids
Other Services and telecommunications
1Q2021
1Q2020

Natural Gas Transportation

Operating profit before depreciation of the Natural Gas Transportation segment decreased by Ps. 1,845 million.

Natural gas transportation revenues accounted for approximately 32% and 44% of total revenues in 1Q2021 and 1Q2020, respectively.

Revenues from this segment derived mainly from firm natural gas transportation contracts, which represented approximately 79% of revenues of this segment in 1Q2021 and 1Q2020.

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

Operational information

3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Bcf/day
86%
84%
82%
80%
78%
76%
74%
72%

	1Q2017	1Q2018	1Q2019	1Q2020	1Q2021
% revenues Firm natural gas transportation contracts	78%	80%	84%	77%	79%
Average firm contracted capacity	2.78	2.87	2.91	2.91	2.91
Average Daily Deliveries	2.05	2.15	2.18	2.19	2.08

This tariff segment, subject to ENARGAS regulation, received its last tariff increase on April 1st, 2019, following Resolution No. 192/2019.

The decrease in operating profit was mainly related to lower revenues given the lack of a tariff adjustment to compensate for the negative variation associated with the inflation restatement effect under IAS 29.

These effects were partially offset by the cost reduction measures adopted in order to mitigate the impact of COVID-19 in our operations.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 59% and 48% of total revenues in 1Q2021 and 1Q2020, respectively. During 1Q2021, production reached 316,780 short tons (13,286 short tons lower than 1Q2020).

Operating profit before depreciation of this business segment in 1Q2021 was Ps. 2,930 million higher than in 1Q2020, reaching Ps. 5,818 million (Ps. 2,888 million in 1Q2020). This variation stems from: (i) increase in revenues of Ps. 1,469 million, (ii) decrease in natural gas processing costs (mainly due to the effect of the lower U.S. dollar-denominated price) of Ps. 863 million, (iii) lower doubtful accounts charge of Ps. 227 million and (iv) positive effect from insurance recoveries of Ps. 231 million.

Liquids revenues were Ps. 9,860 million in 1Q2021, Ps. 1,469 million higher than 1Q2020. This was mainly due to the increase in the nominal variation of the exchange rate on U.S. dollar-

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

denominated revenues of Ps. 2,121 million, higher international reference prices for natural gasoline and LPG of Ps. 1,895 million, and an increase in LPG volumes sold of Ps. 1,074 million.

These effects were partially offset by the impact of the IAS 29 restatement of Ps. 2,317 million, the lower price and volume of ethane traded of Ps. 742 million and Ps. 498 million, respectively, and the negative effect on exports contractual conditions of Ps. 268 million.

Total volumes dispatched recorded an increase of 2% or 5,268 short tons compared to 1Q2020, mainly due to higher quantities of LPG exported, an effect that was partially offset by the lower quantities of ethane delivered to PBB Polisur SRL following the scheduled maintenance that the customer carried out in its facilities during 1Q2021.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Other Services and Telecommunications

This business segment mainly includes services such as midstream and telecommunications, representing approximately 9% and 7% of our total revenues in 1Q2021 and 1Q2020, respectively.

Operating profit before depreciation increased by Ps. 361 million (54%) mainly as a result of a Ps. 233 million increase in revenues in 1Q2021, and a decrease in operating costs by Ps. 150 million.

The increase in revenues was mainly due to: (i) the nominal effect of the exchange rate on U.S. dollar-denominated sales of Ps. 309 million, (ii) higher natural gas transportation and conditioning services at Vaca Muerta area amounting to Ps. 282 million, and (iii) higher natural gas compression services of Ps. 73 million. These effects were partially offset by the impact of the restatement according to IAS 29 of Ps. 349 million, lower telecommunication services of Ps. 72 million, and operation and maintenance of Ps. 58 million.

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

Financial position analysis

Net debt

As of March 31, 2021, our net debt amounted to Ps. 20,863 million compared to Ps. 26,339 million as of December 31, 2020. Our total net financial debt is denominated in US dollars for both dates (which is shown in pesos in the table below).

The table below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 1Q2021 and 1Q2020 was as follows:

Below is a reconciliation of the free cash flows for the 1Q2021 and 1Q2020:

During 1Q2021, cash flow generated by the operating activities amounted to Ps. 9,003 million, Ps. 1,559 million higher than in 1Q2020, mainly due to higher operating income before

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

depreciation and lower income tax payments. These effects were partially offset by lower revenues associated with derivative financial instruments.

Cash flow used by investing activities amounted to Ps. 11,446 million in 1Q2021, compared to a cash flow of Ps. 11,927 million in 1Q2020, mainly due to the payment for the acquisition of financial assets not considered cash equivalents made during 1Q2021. In addition, payments for the acquisition of PPE decreased by Ps. 2,510 million, mainly as a result of the adjustment in the works carried out due to the impact of COVID-19.

Finally, cash flow used for financing activities showed no movement during 1Q2021, while during 1Q2020 amounted to Ps. 4,625 million as a result of payments made for the repurchase of treasury shares and the cancellation of financial debt (including Ps. 1,966 million corresponding to the repurchase of notes).

On March 22, 2021, the share repurchase program ended and was not renewed at maturity.

1Q2021 earnings conference call

We invite you to participate in the conference call to discuss this 1Q2021 announcement on Monday May 10, 2021 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to www.tgs.com.ar.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine Pesos)				
1Q2021					
Revenues	5,328	9,860	1,396	87	16,670
Operating profit before depreciation	3,503	5,818	1,006	29	10,355
Depreciation	(1,295)	(115)	(348)	-	(1,758)
Operating profit	2,208	5,703	658	29	8,597
1Q2020					
Revenues	7,724	8,391	1,081	169	17,364
Operating profit before depreciation	5,348	2,888	646	27	8,910
Depreciation	(1,217)	(104)	(338)	-	(1,659)
Operating profit	4,131	2,784	308	28	7,252

	Natural Gas Transportation	Liquids	Other Services	Telecommunications	Total
	(in millions of Argentine pesos without inflation adjustment - non audited)				
1Q2021					
Revenues	5,085	9,506	1,353	83	16,027
Operating profit before depreciation	3,414	5,427	981	25	9,847
Depreciation	(248)	(29)	(126)	-	(403)
Operating profit	3,166	5,398	855	25	9,444
1Q2020					
Revenues	5,240	5,720	740	114	11,814
Operating profit before depreciation	3,553	2,178	444	25	6,200
Depreciation	(156)	(22)	(117)	-	(295)
Operating profit	3,397	2,156	327	25	5,905

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A. 12

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

1Q 2021 EARNINGS RELEASE

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the 1Q2021 and 1Q2020

(In millions of Argentine pesos)

	1Q2021	1Q2020
Cash flows provided by operating activities		
Total comprehensive income for the period	3,909	4,873
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	1,758	1,659
Derivate financial instruments results	-	(601)
Disposal of property, plant and equipment	5	3
Increase in allowances and provisions	51	78
Share of loss from associates	(6)	(7)
Interest expense accrual	871	912
Interest income on other financial assets other than cash and cash equivalents	1,603	(43)
Income tax	3,062	2,021
Doubtful accounts	-	223
Foreign exchange loss	2,709	2,990
Acquisition of Notes	-	(451)
Gain on monetary position	(2,757)	(2,140)
Changes in assets and liabilities:		
Trade receivables	(1,479)	(1,452)
Other receivables	(268)	(15)
Inventories	(203)	(486)
Trade payables	702	22
Payroll and social security taxes payable	(444)	(169)
Taxes payable	27	(51)
Contract assets	(6)	104
Other payables	8	(2)
Provisions	-	(1)
Income tax paid	(452)	(584)
Contract liabilities	(85)	371
Derivative financial instruments collections	-	189
Cash flows provided by operating activities	**9,003**	**7,444**
Cash flows used in investing activities		
Additions to property, plant and equipment	(1,419)	(3,929)
Financial assets not considered cash equivalents	(10,027)	(7,999)
Cash flows used in investing activities	**(11,446)**	**(11,927)**
Cash flows used in financing activities		
Payment of loans	-	(1,530)
Cost of adquisition of treasury shares	-	(1,966)
Cash flows used in financing activities	**-**	**(4,625)**
Net decrease in cash and cash equivalents	**(2,442)**	**(9,109)**
Cash and cash equivalents at the beginning of the year	5,256	15,016
Foreign exchange gain on cash and cash equivalents	250	87
Monetary result effect on cash and cash equivalents	(664)	(676)
Cash and cash equivalents at the end of the period	**2,400**	**5,319**

Transportadora de Gas del Sur S.A. 13

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: May 7, 2021